January 20, 2010

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Wise Sales, Inc. Registration Statement on Form S-1 Filed May 4, 2009 File No. 333-158966

Dear Mr. Owings:

We have reviewed your comments on our filing and have the following comments. Page references are to the S-1 filed on May 4, 2009.

Prospectus Cover Page

Question 1: All references to “Minimum” and “Maximum” have been removed from the amended S-1. The language in the document has been conformed to reflect that fact that the shares are being offered on a self-underwritten, best efforts, all or none basis. We have altered the “Table of Contents” to include only the specific disclosures required by Item 501(b)(3) of Regulation S-K.

Question 2: We have added the requested disclosure to the cover page of the prospectus. Additionally, we have added some additional language to the Risk Factor referenced on page 11 and conformed the disclosure in the “Determination of Offering Price” section.

Summary of Prospectus – General Information About the Company (page 5)

Question 3: In the “General Information About the Company” section of the “Summary of Prospectus,” a disclosure has been added that details Kurt Wise’s controlling interest, both before and after the offering.

The Offering (page 6)

Question 4: In the “Securities Being Offered” section of “The Offering,” the par value has been changed from $.01 to $.001.

Question 5: In the “The Offering” section, the line “Net Proceeds to Our Company” has been changed to read “Gross Proceeds to Our Company.”

Summary Financial Information (page 7)

Question 6: In the “Summary Financial Statements” section, the term “Interest Expense” has been substituted for “Income Tax Expense.” The disclosures have been expanded to include the activity for the six month period ending June 30, 2009.

Risk Factors – General Comments (page 8)

Question 7: As suggested, we have reviewed the Risk Factors and added specificity where appropriate, most particularly in the Risk Factors for “Competition” and “We will require financing to implement our current business strategy, and our inability to obtain such financing could prohibit us from executing our business plan.” To a certain extent, the lack of specificity in some of the disclosures reflects the fact that the company is still in the development stage and the applicability of some of the Risk Factors will change as the company evolves.

We have eliminated the disclosure for “”If the Company was found to be subject to or in violation of any U.S. laws or regulations governing banking, money transmission, or electronic funds transfers, it could be subject to liability and forced to change their business practices.”

We have added disclosures for “If we do not acquire and grow a critical mass of advertisers and distribution partners, the value of our services could be adversely affected” and “We may incur liabilities for the activities of our advertisers, distribution partners and other users of our services, which could adversely affect our business.”

Risk Factors – “We will require financing to implement our current business strategy…” (page 8)

Question 8: We have conformed the disclosure in the Risk Factor with the disclosure in the “General Information About the Company” section.

Risk Factors – “The loss of key personnel could adversely affect our business…” (page 8)

Question 9: The risk factor “The loss of key personnel could adversely affect our business; we could face potential labor shortages” has been changed to reflect the fact that Kurt Wise is the company’s sole employee.

Dilution (page 15)

Question 10: We have updated the Dilution disclosures to reflect the activity for the quarter ended March 31, 2009 and estimated offering expenses of $4,000.

Plan of Distribution – “Offering will be sold by our officer and director” (page 15)

Question 11: We have made the requested changes.

Plan of Distribution – “Deposit of Offering Proceeds” (page 16)

Question 12: In the “Deposit of Offering Proceeds” section on page 16 and in the “Stock Transfer Agent” section on page 23, the reference to Spartan Business Services Corporation has been changed to Wise Sales, Inc.

Description of Securities – “Common Stock” (page 17)

Question 13: In the “Common Stock” section under “Description of Securities,” We have corrected the referenced errors and added a disclosure about the “opinion” of the company’s counsel.

Description of Securities – “Reports” (page 17)

Question 14: In the “Reports” section under “Description of Securities,” we have expanded the disclosure to conform to the disclosures in the “Available Information” section.

Description of Business – “General Information” (page 17)

Question 15: Wise Sales will generate revenue from three primary sources. The disclosures in the two “General Information” sections have been conformed.

Description of Business – “Industry Background” (page 18)

Question 16: We have rewritten the “Industry Background” section and incorporated information from the following sources:

The March 2009 “The IAB Internet Advertising Report,” prepared by PricewaterhouseCoopers LLP and sponsored by the Interactive Advertising Bureau.

http://www.iab.net/media/file/IAB_PwC_2008_full_year.pdf

“Online Advertising Expenditure Forecast, 2009-2010,” written by Enid Burns and published on the  ClickZ website on May 8, 2009.

http://www.clickz.com/3633673

“Piper Jaffray Expert Says Local Search is set for a Boom,” written by Matthew Nelson and published on the ClickZ website on March 20, 2007.

http://blog.clickz.com/070320-164336.html

“Nielson-Net Ratings 2007” and “Yahoo! The Next Wave of Advertising 2007,” cited in the Marchex, Inc. Form 10-K for the year ending December 31, 2008.
http://www.marchex.com/investors/pdf/10k_2008.pdf

The company has not commissioned any of the above referenced sources.

Description of Business – “Principal Products and Their Markets” (page 18)

Question 17: We have made some significant changes to the Description of Business” section of the amended S-1, expanding the description of the company’s primary business – the selling of advertising – and eliminating some of the unnecessary disclosures related to Wise Savings and Wise Exchange.

We have expanded our disclosures for the Independent Contractor Agreement executed with Wise Savings (see “Relationship with Wise Savings, LLC and Wise Exchange, LLC) and duplicated those disclosures in “Note 5 – Related Party Transactions” in the December 31, 2008 financial statements and in the “Certain Relationships and Related Party Transactions” section.

Question 18: The websites for The Wise Companies and Wise Savings are not germane to the prospective business of Wise Sales and the disclosures have been removed from the amended S-1.

Description of Business – “Dependence on One or a Few Major Customers” (page 20)

Question 19: The disclosure has been amended and expanded.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – “Going Concern” (page 24)

Question 20: In the “Going Concern” heading of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, we have conformed the disclosure to the disclosure in Note 4 of the audited financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – “Critical Accounting Policies” (page 25)

Question 21: We have added disclosures that detail the company’s “Critical Accounting Policies.”

Directors, Executive Officers, Promoters and Control Persons (page 26)

Question 22: The disclosures pertaining to Kurt Wise in the “Directors, Executive Officers, Promoters and Control Persons” section have been modified.

Question 23: The disclosures related to Kurt Wise in the amended S-1 have been changed so that he is consistently referred to as the company’s “Director, President, Secretary, Treasurer, Principal Executive Officer and Principal Accounting Officer.”

Question 24: The disclosures in the amended S-1 have been edited to reflect the fact that Kurt Wise is the company’s sole director and officer.

Question 25: We have reviewed the requirements of Item 401(f) of Regulation S-K and revised the disclosures in the “Involvement in Certain Legal Proceedings” section.

Executive Compensation – “Summary Compensation Table” (page 27)

Question 26: I have changed the heading for the “Summary Compensation Table.”

Executive Compensation – “Security Ownership of Certain Beneficial Owners and Management” (page 28)

Question 27: The disclosures in the “Security Ownership of Certain Beneficial Owners and Management” have been changed to reflect the fact that the company is offering 3,000,000 shares for sale and that there will be 9,000,000 shares outstanding after the completion of the offering.

Executive Compensation – “Certain Relationships and Related Party Transactions” (page 29)

Question 28: In the “Certain Relationships and Related Party Transactions” section, the disclosures have been expanded as requested.

Financial Statements – General (page F-1)

Question 29: We have included the June 30, 2009 financial statements. The appropriate references to the interim financial statements have been incorporated into the registration statement.

Financial Statements – “Report of the Independent Registered Public Accounting Firm” (page F-2)

Question 30: We have included the conformed signature in the amended filing.

Financial Statements – “Balance Sheet” (page F-3)

Question 31: As of December 31, 2008, the actual amount of the loan was $10,000. On March 9, 2009, Mr. Wise leant the Company an additional $2,000. The disclosures in the “Liquidity and Capital Resources” and “Certain Relationships and Related Party Transactions” sections have been conformed to the disclosures in the financial statements.

Financial Statements – “Statement of Cash Flows” (page F-6)

Question 32: We have reclassified the proceeds from the related party noted to the financing sections of the cash flow statements.

Notes to Consolidated Financial Statements – “Note 2 – Summary of Significant Accounting Policies, Federal Income Taxes” (page F-8)

Question 33: We have expanded the footnote and disclosed why the company has not recognized a deferred tax benefit. The disclosure has been conformed to the disclosure in the “Critical Accounting Standards” section in the Management’s Discussion” section.

Notes to Consolidated Financial Statements – “Note 3 – Capital Stock” (page F-10)

Question 34: We have expanded the disclosure for this footnote so that it complies with the requirements of paragraph A240 of SFAS 123R.

The company did not employ a valuation specialist to determine the value of the shares issued to Kurt Wise. The shares were valued at $6,000 to reflect the time (40 hours at $150 per hour) that Mr. Wise contributed to the formation of the company and the planning that went into the preparation and filing of the registration statement.

When the shares were issued to Mr. Wise (at $.001 each, the par value of the company), the company, which had no operations, had a minimal value. At $.01 per share, the 9 million shares outstanding after the approval of the registration statement will have a value of $90,000, a not unreasonable valuation for a newly public company with no operations.

Notes to Consolidated Financial Statements – “Note 5 – Related Party Transactions” (page F-10)

Question 35: The financial statements include all of the costs associated with the business of Wise Sales. Aside from the involvement of Kurt Wise, no services have been provided to the company by the employees of Wise Savings, LLC or Wise Exchange, LLC. The business plan and registration statement for Wise Sales, Inc. have been prepared by the company’s SEC counsel, Joe Pittera, and by an outside consultant, Glenn Petersen, who has previously worked on a contract basis with both Wise Savings, LLC and Wise Exchange, and is therefore familiar with their operations. Mr. Petersen has been compensated in the amount of $6,200, receiving payments of $3,200 in 2008 and $3,000 during the first quarter of 2009.

Question 36: The balance advanced by Wise Exchange, LLC on behalf of Wise Sales, Inc. ($3,200 at December 31, 2008 and $6,200 at March 31, 2009) was paid to an outside consultant of Wise Sales, Inc. for services rendered to Wise Sales, Inc. The balance has been included in Accounts Payable. The liability does not have a maturity and the company will repay the liability from the commissions that it earns from Wise Exchange, LLC. The advances will not be repaid from the proceeds of the Offering. A disclosure has been added to the “Certain Relationships and Related Party Transactions” section of the amended S-1.

Question 37: The issue of revenue recognition related to services performed on behalf of Wise Savings has been addressed by a “Revenue Recognition” disclosure that has been added to the “Notes to the Financial Statements” and the “Critical Accounting Policies.”

We have added disclosures for the Independent Contractor Agreement executed with Wise Savings.

Item 16. Exhibits (page 32)

Question 38: The Independent Contractor Agreement has been filed as an Exhibit to the amended registration statements. We have not filed the two loan agreements as Exhibits as we feel that the terms of these agreements are adequately disclosed in the registration statement.

Item 17. Undertakings (page 32)

Question 39: We have changed the reference from Lucas Publications to Wise Sales, Inc.

Question 40: We have upgraded the disclosures in this section to include the disclosures required by Items 512(a)(5)(ii) and 512(a)(6).

Signatures (page 33)

Question 41: The disclosures related to Kurt Wise in the amended S-1 have been changed so that he is consistently referred to as the company’s “Director, President, Secretary, Treasurer, Principal Executive Officer and Principal Accounting Officer.”

Exhibit 5. Opinion of Joseph L. Pittera, Esq.

Question 42: The opinion of counsel has been revised and it now references the date of effectiveness of the registration statement.

Question 43: Counsel has revised his opinion to incorporate the future issuance of the shares covered by the registration statement.

Sincerely,

(signed) Joseph L. Pittera

Joseph Lambert Pittera, Esq.
Law Office of Joseph Lambert Pittera, Esq.
2214 Torrance Boulevard, Suite 101
Torrance, California 90501
Telephone: (310) 328-3588
Facsimile Number: (310) 328-3063